United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

November 7, 2006

Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On November 7, 2006, MGE Energy, Inc. (the Company) issued a press release announcing its third-quarter 2006 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of business acquired:

Not applicable.

(b) Pro forma financial information:

Not applicable.

(c) Exhibits: The following exhibit(s) is included with this report:

Exhibit No. 99.1. Press release of MGE Energy, Inc., issued on November 7, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: November 7, 2006

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated November 7, 2006

Exhibit No. 99.1. Press release of MGE Energy, Inc., issued on November 7, 2006.

Exhibit 99.1

NEWS

Contact: Steve Kraus, (608) 252-7907

MGE Energy's Earnings Return to Historical Levels

Madison, Wis.—MGE Energy's (Nasdaq: MGEE) earnings for the nine-month period ended September 30, 2006, returned to historical levels. For the nine-month period ended September 30, 2006, MGE Energy reported earnings of 1.53 cents per share, compared to 1.15 cents per share in 2005, and 1.53 cents per share for the same period in 2004. Results for 2005 were adversely impacted by the natural disasters in the Gulf of Mexico. These disasters and the related damage to the energy infrastructure resulted in abnormally high fuel and purchased power costs, and ultimately, lower 2005 earnings.

During the three and nine months ended September 30, 2006, electric fuel costs decreased $7.8 million and $11.7 million over the same periods in 2005 as a result of a decrease in fuel costs and a decrease in internal generation. During 2006, the per-unit cost of fuel significantly decreased from the high cost of fuel experienced in 2005. Purchased power expense decreased $0.9 million for the three-month period ended September 30, 2006, and increased $0.9 million for the nine-month period ended September 30, 2006.

As a result of decreases in electric fuel costs from those costs included in MGE's latest rate order, an interim fuel credit of $0.00454 per kWh was approved by the PSCW, and a subject-to-refund provision was implemented. For the three and nine months ended September 30, 2006, a $6.5 million and $16.5 million reduction to other electric revenues was recorded to account for the effects of this refund.

For the three and nine months ended September 30, 2006, operations and maintenance expenses increased $2.2 million and $5.6 million primarily due to increases in general and administrative expenses.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric, generates and distributes electricity to nearly 136,000 customers in Dane County, Wisconsin, and purchases and distributes natural gas to more than 137,000 customers in seven south-central and western Wisconsin counties. MGE has served the Madison area since 1896.

MGE Energy Inc.

(In thousands, except per-share amounts)
(Unaudited)

	2006	2005	2004	2003	2002
Three Months Ended September 30					
Operating revenue	$110,629	$114,399	$86,840	$87,931	$79,430
Operating income	$22,758	$18,574	$16,306	$19,693	$19,468
Net income	$12,703	$9,899	$9,108	$10,108	$10,490
Earnings per share (basic and diluted)	$0.62	$0.48	$0.48	$0.56	$0.60
Weighted average shares outstanding (basic and diluted)	20,575	20,438	19,080	17,957	17,373
Nine Months Ended September 30					
Operating revenue	$368,935	$353,775	$307,535	$299,073	$251,706
Operating income	$57,456	$44,378	$51,120	$48,777	$48,927
Net income	$31,270	$23,556	$28,726	$25,316	$25,931
Earnings per share (basic and diluted)	$1.53	$1.15	$1.53	$1.42	$1.50
Weighted average shares outstanding (basic and diluted)	20,499	20,433	18,722	17,794	17,247

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